

10026332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44198

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____1/1/2009_____ AND ENDING_____12/31/2009_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vista Management Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____3101 Sessions Road_____
                              (No. and Street)

_____Tallahassee_____ _____Florida_____ _____32303_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Debra Tougas   850 425-6200_____
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Kirkland, Russ, Murphy & Tapp
                        (Name – *if individual, state last, first, middle name*)

_____13577 Feather Sound Drive Ste 400 Clearwater_____ _____Florida_____ 33762
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____ Debra Tougas _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Vista Management Company _____ , as
of _____ December 31, _____, 20 09 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ n/a _____

_____
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VISTA MANAGEMENT COMPANY

CONTENTS



KIRKLAND, RUSS, MURPHY & TAPP

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association



Report of Independent Registered Certified Public Accountants

To the Board of Directors and the Shareholder of
Vista Management Company:

We have audited the accompanying statement of financial condition of Vista Management Company (the Company) (a wholly-owned subsidiary of Fringe Benefits Management Company) as of December 31, 2009, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Management Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I - III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp, P.A.

February 26, 2010

VISTA MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	561,500
Accounts receivable		106,287
Total assets	$	667,787

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	53,975
Due to Parent		63,685
Accounts payable to related parties		12,916
Total liabilities		130,576
Shareholder's equity:		
Common stock, $.01 par value 500 shares authorized, issued and outstanding		5
Paid-in capital		130,006
Retained earnings		407,200
Total shareholder's equity		537,211
Total liabilities and shareholder's equity	$	667,787

The accompanying notes are an integral part of these financial statements.

VISTA MANAGEMENT COMPANY

Statement of Income

For the Year Ended December 31, 2009

Revenues	$	1,032,593
Expenses:		
Employee compensation		192,860
Administrative expenses		702,030
Total expenses		894,890
Income before income taxes		137,703
Provision for income taxes		52,327
Net income	$	85,376

The accompanying notes are an integral part of these financial statements.

3

VISTA MANAGEMENT COMPANY

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2009

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2008	$ 5	130,006	321,824	451,835
Net income	-	-	85,376	85,376
Balance, December 31, 2009	$ 5	130,006	407,200	537,211

The accompanying notes are an integral part of these financial statements.

VISTA MANAGEMENT COMPANY

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	85,376
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable		(18,824)
Change in due to Parent Company		15,402
Increase in accounts payable and accrued expenses		14,244
Increase in accounts payable to related parties		5,335
Net cash provided by operating activities		101,533
Net increase in cash		101,533
Cash and cash equivalents, beginning of year		459,967
Cash and cash equivalents, end of year	$	561,500

The accompanying notes are an integral part of these financial statements.

5

(1) Nature of Business and Significant Accounting Policies

(a) Basis of Presentation and Nature of Business

Vista Management Company (the Company or VMC) operates as a broker/dealer in securities and is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). VMC's business consists of the sale and management of participation interests in contributory retirement plans qualified under Internal Revenue Code Section 401(k). The Company is a wholly-owned subsidiary of Fringe Benefits Management Company (FBMC or the Parent Company) and is located in Tallahassee, Florida. The Company is exempt from SEC Rule 15c3-3 pursuant to section k(2)(ii) of that rule.

(b) Use of Estimates In Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Net Capital Rule

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires among other matters, that the Company's aggregate indebtedness, as defined, not exceed 1,500 percent of net capital, as defined. As of December 31, 2009, the Company's defined net capital was $430,924. The minimum required net capital, as defined, was $250,000 at December 31, 2009. The Company had $130,576 in aggregate indebtedness as of December 31, 2009.

(d) Revenue Recognition

Revenues are recorded on the accrual basis in the periods the services are performed.

(e) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

The Company maintains cash balances in insured financial institutions. From time-to-time, balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

(1)   **Nature of Business and Significant Accounting Policies - Continued**

  (f)   **Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are comprised primarily of amounts due from retirement plans under management located in the United States of America. The amounts of the provision for bad debts is based upon management's assessment of historical and expected net collections, business and economic conditions within the markets in which the Company operates, and other collection indicators. As of December 31, 2009 there is no provision for bad debts included in the statement of financial condition.

  (g)   **New Accounting Pronouncements**

In June 2009, the Financial Accounting Standards Board issued The "FASB Accounting Standards Codification" and Hierarchy of Generally Accepted Accounting Principles. This standard establishes the FASB Standards Accounting Codification as the source of authoritative Generally Accepted Accounting Principles. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

(2)   **Related-Party Transactions**

By agreement with FBMC, the Company transfers administrative fees received from the 401(k) plans to the Parent Company. Some expenses related to VMC are paid by FBMC. These amounts are recorded net within a due from/to Parent Company balance. On at least an annual basis, the Parent Company and VMC will decide whether the accumulated due from/to Parent Company balance, if any, will be paid or will be considered a distribution or contribution of capital. No balances from the Parent were deemed distributions or contributions for the year ended December 31, 2009.

During 2009, FBMC allocated $277,748 of overhead expenses, including rent, utilities, telephone, etc., to the Company, which is included in administrative expenses in the accompanying statement of income.

The Company has agreements with the primary shareholder of FBMC to serve as investment advisor of the plan assets, as well as an employee of FBMC to serve as management advisor of VMC. Under the agreements, the investment manager and management advisor receive annual fees of .04 percent and .03 percent of plan assets, respectively, which is computed and paid monthly. The total amount expensed by the Company under the agreements during 2009 was $75,718. These balances are included in employee compensation and administrative expenses in the accompanying statement of income. As of December 31, 2009, $5,223 is due the investment advisor and is included in accounts payable to related parties in the accompanying statement of financial condition. Effective June 2009, the agreement with the management advisor no longer exists.

(3) **Income Taxes**

The Company's earnings are included in the consolidated income tax returns filed by FBMC. During 2009, FBMC allocated income tax expense to the Company using the separate return method. The amount allocated for 2009 was $52,327 of which $44,273 was payable and included in due to Parent at December 31, 2009.

During 2009, the Company adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard. The Company is no longer subject to income tax examinations by tax authorities for years before 2005.

(4) **Concentrations**

The Company provides 401(k) administration to six school districts in Florida. One of the school districts accounted for approximately 89% of the assets that the Company administers. An adverse change in the Company's relationship with this school district could negatively affect the Company's revenue which is based on a percentage of assets under its administration.

(5) **Subsequent Events**

VMC has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 26, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VISTA MANAGEMENT COMPANY

Computation of Net Capital Pursuant to Rule 15c3-1

As of December 31, 2009

Minimum net capital requirement:		
Shareholder's equity	$	537,211
Less – Non-allowable assets		106,287
Net capital		430,924
Minimum net capital required		250,000
Excess of net capital	$	180,924
Aggregate indebtedness standard:		
Maximum debt allowed 1,500% of net capital	$	6,463,860
Aggregate indebtedness		130,576
Debt available under aggregate indebtedness standard	$	6,333,284
Ratio of aggregate indebtedness to net capital		30%

VISTA MANAGEMENT COMPANY

Reconciliation of Computation of Net Capital to Company's Corresponding
Unaudited Form X-17 A-5, Part IIA Filing, Pursuant to Rule 15c3-1

As of December 31, 2009

There are no material differences between the Company's computation of net capital and the computation contained herein.

VISTA MANAGEMENT COMPANY

**Computation for Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements Pursuant to
Exemptive Provision of Rule 15c3-3**

As of December 31, 2009

At December 31, 2009, as well as during the year then ended, the Company was not required to make the Computation for Determination of Reserve Requirements or provide information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3, as it is exempt under Section (k)(2)(ii) of Rule 15c3-3.



KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS   *A Professional Association*

Report of Independent Registered Certified Public Accountants
on Internal Control Required by Rule 17a-5

To the Board of Directors and the Shareholder of
Vista Management Company:

In planning and performing our audit of the financial statements and supplementary schedules of Vista Management Company (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplementary schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp, P. A.

February 26, 2010
Clearwater, Florida



KIRKLAND, RUSS, MURPHY&TAPP

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

<u>Independent Registered Certified Public Accountants' Report on Applying
Agreed –Upon Procedures Related to an Entity's SIPC Assessment Reconciliation</u>

To the Board of Directors and the Shareholder of
Vista Management Company:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Vista Management Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for Vista Management Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting the following difference: Form SIPC-7T reported total revenue of $787,130 which is $20,186 less than the total revenue reported of $807,316 in the audited Form X-17A-5 for the period from April 1, 2009 through December 31, 2009. As a result, the total assessment balance and interest due was understated by $47;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

14

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy &Tapp, P.A.

February 26, 2010

VISTA MANAGEMENT COMPANY

Financial Statements
and Supplementary Information

December 31, 2009
(With Independent Registered Certified Public
Accountants' Report Thereon)